

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed June 6, 2012**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

1.   Please revise to present separate columns for the formation transactions and the offering transactions. In addition please revise your pro forma financial statements to footnote each pro forma adjustment which clearly explains the assumptions involved and how the amounts are calculated. Each adjustment should be footnoted with a detailed explanation of how the amount was derived.

2.   Please revise to provide detailed disclosure on how you determined the $1.65 million impairment charge which appears to be related to the purchase of the PSF entities.

3.   We note your disclosure that you have determined that Wheeler Real Estate Investment Trust, Inc. is the acquirer for accounting purposes. Please tell us how you determined the REIT is the accounting acquirer. Refer to ASC 805-10-55-15. Please note if you

determine the REIT is not the accounting acquirer, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. As the predecessor is not a legal entity, the acquirer should be one of the combining entities.

4.   Please clarify how you determined the fair values of the assets and liabilities of the PSF entities, identifying the specific method used for each type of asset and liability. Additionally, please further clarify how you determined the purchase price of the PSF entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

5.   Please revise your MD&A in your next amendment to discuss your historical results, as opposed to the combined discussion you've presented which is no longer applicable. To the extent you present pro forma financial statements for the comparable prior year in your next amendment, you may present a discussion of pro forma financial results. Please note the pro forma discussion may only be for one year and the immediately preceding year. Please also note that under the requirements of the JOBS Act, your MD&A may be limited to the periods for which you have presented financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
       Kaufman & Canoles, P.C.
       Via E-mail